Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited Ms. Judy Zhu, IR Director Phone: +86-510-8536-0401 E-mail: info@wsphl.com http://www.wsphl.com	CCG Investor Relations, Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) E-mail: crocker.coulson@ccgir.com http://www.ccgirasia.com

WSP Announces Cash Dividends

Wuxi, China, March 16, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP” or the “Company”) today announced that its board of directors declared an ordinary cash dividend in the amount of US$0.15 per ordinary share, or US$0.30 per ADS, and an one-time special cash dividend in the amount of US$0.225 per ordinary share, or US$0.45 per ADS, out of WSP’s annual profits for the years ended December 31, 2007 and 2008.  The ordinary cash dividend is payable on April 6, 2009 to shareholders of record at the close of business on March 30, 2009.  The special cash dividend is payable on July 6, 2009 to shareholders of record at the close of business on June 30, 2009.

The board also confirmed and approved the Company’s dividend policy to declare annual dividend in the range of 30% to 50% of its annual profit going forward.  The amounts of the ordinary cash dividend and the special cash dividend declared are consistent with WSP’s dividend policy.

“We are pleased that our strong financial performance and healthy balance sheet allow us to continue to pay cash dividends to our shareholders.  We believe that after our dividend payments, our cash flows will continue to be sufficient for funding our working capital and planned capital expenditures,” said Mr. Longhua Piao, the Chairman and CEO of WSP.

About WSP Holdings Limited

WSP develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, WSP offers a wide range of API (American Petroleum Institute) and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  WSP’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world.  For further information, please visit WSP’s website at http://www.wsphl.com/.

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Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Among other things, WSP’s outlook for 2009 and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, WSP’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in WSP’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  WSP undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by WSP, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell WSP’s stock.  This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP to be accurate, nor does WSP purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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